UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Banc of California, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

05990K 10 6
(CUSIP Number)

BRADLEY S. VIZI LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (424) 253-1775	APRIL WILCOX CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04 West Sacramento, CA 95605 (916) 414-7551

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,121,769
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,121,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,769*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

* Includes 203,100 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 102,181
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 102,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,181*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 18,300 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,905,229
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,905,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,229*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

* Includes 493,300 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 176,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 176,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,305,679
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,305,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,305,679*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,305,679
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,305,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,305,679*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IA

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,305,879
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,305,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,305,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,305,879
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,305,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,305,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,305,879
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,305,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,305,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,305,879
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,305,879
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,305,879*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 714,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,849
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,849
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Roger H. Ballou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05990K 10 6

1	NAME OF REPORTING PERSON Marjorie Bowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05990K 10 6

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners Special Opportunities, L.P. I, a Delaware limited partnership (“Legion Partners Special I”);

(iv)	Legion Partners Special Opportunities, L.P. V, a Delaware limited partnership (“Legion Partners Special V”);

(v)
Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V;

(vi)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V;

(vii)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;

(viii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(ix)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(x)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(xi)	California State Teachers’ Retirement System (“CalSTRS”), a California Government Employee Benefit Plan;

(xii)	Roger H. Ballou, as a nominee for election to the Board of Directors of the Issuer (the “Board”); and

(xiii)	Marjorie Bowen, as a nominee for election to the Board and collectively with Mr. Ballou (the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 05990K 10 6

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212. The address of the principal office of CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, California 95605. The principal business address of Mr. Ballou is 301 Via Linda, Palm Beach, Florida 33480. The principal business address of Ms. Bowen is 225 6th Street, Manhattan Beach, California 90266.

(c)           The principal business of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V is investing in securities.  The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC.  The principal occupation of each of Messrs. Vizi, Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal business of CalSTRS is providing retirement related benefits and services to teachers in public schools and community colleges in California. The principal occupation of Mr. Ballou is serving as a director of Univest Corporation of Pennsylvania, Alliance Data Systems Corporation and RCM Technologies, Inc. The principal occupation of Ms. Bowen is serving as a director of ShoteTel, Inc., SquareTwo Financial and V Global Holdings LLC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Vizi, Kiper, White and Ballou and Ms. Bowen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special I, Legion Partners Special V and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 918,669 Shares owned directly by Legion Partners I is approximately $14,545,238, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 203,100 Shares beneficially owned by Legion Partners I, as further described in Item 6 below, is approximately $326,877, including brokerage commissions. The aggregate purchase price of the 83,881 Shares owned directly by Legion Partners II is approximately $1,329,289, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 18,300 Shares beneficially owned by Legion Partners II, as further described in Item 6 below, is approximately $31,290, including brokerage commissions. The aggregate purchase price of the 1,411,929 Shares owned directly by Legion Partners Special I is approximately $23,765,933, including brokerage commissions.  The aggregate purchase price of certain call options exercisable into 493,300 Shares beneficially owned by Legion Partners Special I, as further described in Item 6 below, is approximately $823,121, including brokerage commissions. The aggregate purchase price of the 176,500 Shares owned directly by Legion Partners Special V is approximately $2,705,167, including brokerage commissions.  The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $3,030, including brokerage commissions.

CUSIP NO. 05990K 10 6

The Shares purchased by CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 100,849 Shares beneficially owned by CalSTRS is approximately $1,424,533, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 6, 2017, the Reporting Persons delivered a letter to the Issuer (the “Nomination Letter”) nominating the Nominees, as set forth therein, for election to the Board at the Issuer’s 2017 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”). In the Nomination Letter, the Reporting Persons also notified the Issuer as to the submission of a business proposal to be presented at the Annual Meeting.  The business proposal recommends that the Issuer initiate the appropriate process to amend the Issuer’s Articles of Incorporation and Bylaws to provide that the Issuer’s Bylaws can be amended by a simple majority vote of the stockholders.  Currently, the Issuer’s Articles of Incorporation and Bylaws require 80% of the outstanding Shares for stockholders to amend the Bylaws.

The Reporting Persons submitted the Nomination Letter because the Reporting Persons have serious concerns with the Issuer’s corporate governance, including the extent of related party transactions that appear, to the Reporting Persons, to be largely unchecked by the Issuer’s independent directors.  The Reporting Persons believe the Nominees are highly qualified candidates with relevant credentials and skill-sets, including implementing corporate governance best practices, who will be vital in evaluating and executing on initiatives to unlock value at the Issuer, as evidenced by their bios below.

The Reporting Persons intend to engage in discussions with management, the Board and stockholders of the Issuer regarding the nomination of directors at the Annual Meeting, the composition of the Issuer’s Board generally and the business proposal they seek to bring forth at the Annual Meeting in the hopes of avoiding a contested election at the Annual Meeting.

The Nominees are:

Roger H. Ballou, age 65, currently serves as a director of Univest Corporation of Pennsylvania (“Univest”), the parent company of Univest Bank and Trust Co., which acquired Fox Chase Bancorp, Inc. (“Fox Chase”), a federal savings bank, in July 2016, Alliance Data Systems Corporation, a provider of transaction-based, data-driven marketing and loyalty solutions, since February 2001, and RCM Technologies, Inc., a provider of business and technology solutions, since December 2013.  Mr. Ballou previously served as a director of Fox Chase from 2005 until its acquisition by Univest in 2016 and as Fox Chase’s Chairman of the Board from January 2014 to July 2016.  Mr. Ballou previously served as the Chief Executive Officer and a director of CDI Corporation, a company that offers engineering, information technology and professional staffing solutions, from October 2001 to January 2011. Mr. Ballou had served as Chairman and Chief Executive Officer of Global Vacation Group, Inc. from April 1998 to September 2000. He was a senior advisor for Thayer Capital Partners from September 1997 to April 1998. From 1995 to 1997, Mr. Ballou served as Vice-Chairman and Chief Marketing Officer, then as President and Chief Operating Officer, of Alamo Rent A Car, Inc. Before joining Alamo, for more than 16 years, he held several positions with American Express, culminating in his appointment as President of the Travel Services Group.  Mr. Ballou received a B.S. in Economics from the University of Pennsylvania’s Wharton School and an M.B.A. from the Dartmouth College’s Amos Tuck School.

CUSIP NO. 05990K 10 6

Marjorie Bowen, age 51, currently serves on the Board of Directors of ShoreTel, Inc., a provider of simple business communication solutions since August 2016, and as a director for two privately held companies - SquareTwo Financial and V Global Holdings, LLC.  Previously, Ms. Bowen was an investment banker with Houlihan Lokey from 1989 until 2007, serving as Managing Director since 1997. In her nearly 20 year career in investment banking at Houlihan Lokey, she advised boards of public companies on transaction, strategic and other shareholder matters and handled the firm’s fairness opinion practice. At Houlihan Lokey, Ms. Bowen was an active deal advisor to public company boards, a product and practice leader, as well as a member of the firms’ senior management. Ms. Bowen previously served as the Audit Committee Chair on the Board of Directors of Hansen Medical, Inc. until its acquisition in April 2016, and on the boards of seven other public and private companies, including as a director of Global Aviation Holdings from 2008 to 2014 and as a director of The Talbots, Inc. from 2010 to 2012. Ms. Bowen holds a B.A. in Economics from Colgate University and an M.B.A. from the University of Chicago.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 49,897,221 Shares outstanding as of December 31, 2016, which is the total number of Shares outstanding as reported in the Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2017.

A.	Legion Partners I

(a)	As of the close of business on February 6, 2017, Legion Partners I beneficially owned 1,121,769 Shares, including 203,100 Shares underlying certain call options.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,121,769
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,121,769

(c)	Legion Partners I has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 05990K 10 6

B.	Legion Partners II

(a)	As of the close of business on February 6, 2017, Legion Partners I beneficially owned 102,181 Shares, including 18,300 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 102,181
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 102,181

(c)	Legion Partners II has not entered into any transactions in the Shares since the filing of the Schedule 13D.

C.	Legion Partners Special I

(a)	As of the close of business on February 6, 2017, Legion Partners Special I beneficially owned 1,905,229 Shares, including 493,300 Shares underlying certain call options.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,905,229
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,905,229

(c)	Legion Partners Special I has not entered into any transactions in the Shares since the filing of the Schedule 13D.

D.	Legion Partners Special V

(a)	As of the close of business on February 6, 2017, Legion Partners Special V beneficially owned 176,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 176,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 176,500

(c)	The transactions in the Shares by Legion Partners Special V since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 05990K 10 6

E.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,121,769 Shares owned by Legion Partners I, (ii) 102,181 Shares owned by Legion Partners II, (iii) 1,905,229 Shares owned by Legion Partners Special I and (iv) 176,500 Shares owned by Legion Partners Special V.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,305,679
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,305,679

(c)
Legion Partners, LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Legion Partners Special V since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II, Legion Partners Special I and Legion Partners Special V, may be deemed the beneficial owner of the (i) 1,121,769 Shares owned by Legion Partners I, (ii) 102,181 Shares owned by Legion Partners II, (iii) 1,905,229 Shares owned by Legion Partners Special I and (iv) 176,500 Shares owned by Legion Partners Special V.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,305,679
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,305,679

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Legion Partners Special V since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Legion Partners Holdings

(a)
As of the close of business on February 6, 2017, Legion Partners Holdings directly owned 200 Shares.  Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,121,769 Shares owned by Legion Partners I, (ii) 102,181 Shares owned by Legion Partners II, (iii) 1,905,229 Shares owned by Legion Partners Special I and (iv) 176,500 Shares owned by Legion Partners Special V.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,305,879
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,305,879

(c)	The transactions in the Shares by Legion Partners Holdings since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 05990K 10 6

H.	Messrs. Vizi, Kiper and White

(a)
Each of Messrs. Vizi, Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,121,769 Shares owned by Legion Partners I, (ii) 102,181 Shares owned by Legion Partners II, (iii) 1,905,229 Shares owned by Legion Partners Special I, (iv) 176,500 Shares owned by Legion Partners Special V and (v) 200 Shares directly owned by Legion Partners Holdings.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,305,879
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,305,879

(c)
None of Messrs. Vizi, Kiper or White has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by each of Legion Partners I, Legion Partners II, Legion Partners Special I, Legion Partners Special V and Legion Partners Holdings since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	CalSTRS

(a)	As of the close of business on February 6, 2017, CalSTRS beneficially owned 100,849 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,849
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,849
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CalSTRS since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Mr. Ballou and Ms. Bowen

(a)	As of the close of business on February 6, 2017, Mr. Ballou and Ms. Bowen did not own any shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Neither Mr. Ballou nor Ms. Bowen has entered into any transactions in the Shares since the filing of the Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

CUSIP NO. 05990K 10 6

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 6, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) Legion Partners Holdings agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Legion Partners Holdings has agreed to indemnify each of the Nominees against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of the Nominees has granted Messrs. Vizi and White powers of attorney in connection with the Solicitation. A copy of each of the powers of attorney is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement.

99.2	Form of Indemnification Agreement.

99.3	Powers of Attorney.

CUSIP NO. 05990K 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2017

LEGION PARTNERS, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. V

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

CUSIP NO. 05990K 10 6

LEGION PARTNERS ASSET MANAGEMENT, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

LEGION PARTNERS HOLDINGS, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

/s/ Bradley S. Vizi
Bradley S. Vizi Individually and as attorney-in-fact for Roger H. Ballou and Marjorie Bowen

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

By:	/s/ April Wilcox
	Name:	April Wilcox
	Title:	Director of Operations

CUSIP NO. 05990K 10 6

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. V

170,000	15.30	01/30/2017
6,500	15.40	01/31/2017

LEGION PARTNERS HOLDINGS, LLC

200	14.98	01/26/2017

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM (CALSTRS)

300	15.955	02/01/2017